JOHN HANCOCK FUNDS, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2015

Assets

Money market securities - trading (cost $64,628,950)	$	64,628,950
Accounts receivable		2,684,483
Deferred selling commissions		12,510,076
Due from affiliated companies		2,921,128
Goodwill and other intangible assets, net		6,406,141
Software		4,262,073
Other assets		1,121,291
Total assets	$	94,534,142

Liabilities

Accounts payable & accrued expenses	$	29,299,645
Commissions and distribution expenses payable		9,951,403
Cash overdraft		121,175
Due to affiliated companies		17,318,457
Deferred income taxes, net		3,277,248
Total liabilities		59,967,928

Shareholder's equity

Common stock ($1.00 par value; 1,000 shares authorized, issued and outstanding)		1,000
Additional paid-in capital		809,451,129
Retained earnings / (deficit)		(774,885,915)
Total shareholder's equity		34,566,214
Total liabilities & shareholder's equity	$	94,534,142

The accompanying notes are an integral part of these financial statements.